# SEC Schedule 13D/A (Amendment No. 16) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TORM plc, CIK 0001655891
CUSIP: G89479102
Title of class of securities: Class A common shares, par value $0.01 per share
Address of issuer's principal executive offices: Birchin Court, 20 Birchin Lane, London, United Kingdom (X0), EC3V 9DU
Date of event which requires filing of this statement: 09/03/2025
Amends the filing with accession number 0001140361-24-042775
Filed by CIK 0001403525
Persons authorized to receive notices and communications: Richard Ting, Oaktree Capital Management, L.P., 333 S. Grand Avenue, 28th Floor, Los Angeles, California (CA), 90071, (213) 830-6300

## Reporting persons
- OCM NJORD HOLDINGS S.A R.L: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 40,581,120; sole dispositive power 0; shared dispositive power 40,581,120; aggregate amount beneficially owned 40,581,120 (41.43% of the class)
  Comment: The percent of class is calculated based on 97,952,429 shares of Class A common stock, par value $0.01 per share (the "Class A Shares") outstanding as of June 4, 2025, as reported in Exhibit 99.1 to the Issuer's Form 6-K filed with the Securities and Exchange Commission on June 4, 2025 (the "Form 6-K").
- OAKTREE CAPITAL MANAGEMENT GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 40,581,120; sole dispositive power 0; shared dispositive power 40,581,120; aggregate amount beneficially owned 40,581,120 (41.43% of the class)
  Comment: The percent of class is calculated based on 97,952,429 Class A Shares outstanding as of June 4, 2025, as reported in the Issuer's Form 6-K.
- Oaktree Capital Holdings, LLC (CIK 0001790787): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 40,581,120; sole dispositive power 0; shared dispositive power 40,581,120; aggregate amount beneficially owned 40,581,120 (41.43% of the class)
  Comment: The percent of class is calculated based on 97,952,429 Class A Shares outstanding as of June 4, 2025, as reported in the Issuer's Form 6-K.
- Oaktree Capital Group Holdings GP, LLC (CIK 0001403525): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 40,581,120; sole dispositive power 0; shared dispositive power 40,581,120; aggregate amount beneficially owned 40,581,120 (41.43% of the class)
  Comment: The percent of class is calculated based on 97,952,429 Class A Shares outstanding as of June 4, 2025, as reported in the Issuer's Form 6-K.

## Item 1. Security and Issuer
Title of class of securities: Class A common shares, par value $0.01 per share
Name of issuer: TORM plc
Address of issuer's principal executive offices: Birchin Court, 20 Birchin Lane, London, United Kingdom (X0), EC3V 9DU
Comment: This Amendment No. 16 ("Amendment No. 16") is being filed by the undersigned to amend the Schedule 13D filed by the Reporting Persons on February 5, 2018, as amended by Amendment No. 1 thereto filed March 27, 2020, Amendment No. 2 thereto filed May 19, 2020, Amendment No. 3 thereto filed June 5, 2020, Amendment No. 4 thereto filed June 17, 2020, Amendment No. 5 thereto filed September 14, 2020, Amendment No. 6 thereto filed April 26, 2023, Amendment No. 7 thereto filed June 12, 2023, Amendment No. 8 thereto filed December 4, 2023, Amendment No. 9 thereto filed January 9, 2024, Amendment No. 10 thereto filed January 18, 2024, Amendment No. 11 thereto filed March 14, 2024, Amendment No. 12 thereto filed April 8, 2024, Amendment No. 13 thereto filed June 3, 2024, Amendment No. 14 thereto filed October 3, 2024 and Amendment No. 15 thereto filed March 18, 2025 (the "Original 13D," and together with Amendment No. 16, the "Schedule 13D") with respect to the Class A Shares of the Issuer. Except as specifically provided herein, this Amendment No. 16 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms not otherwise defined in this Amendment No. 16 shall have the same meanings ascribed thereto in the Schedule 13D. The Issuer is a foreign private issuer as defined in Rule 3b-4 of the Act and its principal executive offices are at Birchin Court, 20 Birchin Lane, London, EC3V 9DU, United Kingdom.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented to include the following at the end thereof:

On September 3, 2025, OCM Njord Holdings S.a r.l. ("OCM Njord") entered into an Offer Letter dated September 3, 2025 (the "Offer Letter") by and between OCM Njord and Hafnia Limited ("Hafnia" and together with OCM Njord, the "Parties"). Pursuant to the Offer Letter, Hafnia has agreed, subject to the execution of definitive transaction documents, to buy 14,156,061 Class A Shares (the "Sale Shares") from OCM Njord, at a price of $22.00 per Sale Share, or $311,433,342 in aggregate cash proceeds to OCM Njord (the "Purchase").

The Offer Letter provides that completion of the Purchase is expected to be subject to conditions, including, but not limited to, (i) the appointment of a single nominee proposed by OCM Njord, following consultation with Hafnia, as director of the Issuer and that such nominee be appointed chair of the Issuer's board of directors, (ii) that no material non-arm's length transactions (such as share issuances below market price, except for ordinary course grants or issuance of securities pursuant to existing incentive programs) have been proposed or completed prior to the completion of the Purchase and (iii) the receipt of any mandatory, suspensory antitrust or foreign investment control approvals required to be obtained prior to completion of the Purchase. It also provides that the Parties will agree to cooperate to obtain confirmation, prior to entering into definitive documents, from the Panel on Takeovers and Mergers that Hafnia will not be considered to be "acting in concert" with OCM Njord in relation to the Issuer for purposes of the City Code on Takeovers and Mergers (the "UK Takeover Code") and that the Purchase will not give rise to any other adverse consequences under the UK Takeover Code.

The Purchase is subject to the Parties entering into definitive documents regarding the proposed transaction. The Parties agreed to work towards agreeing definitive documents as soon as practicable, subject to having first received the UK Takeover Code confirmations referenced above. No agreement between the Parties, or with any of their respective affiliates, shall be deemed to exist until the Parties enter into definitive documents regarding the subject matter in the Offer Letter.

The foregoing description of the Offer Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Offer Letter, a copy of which is attached hereto as Exhibit B and which is incorporated by reference herein.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information contained in Item 4 is hereby incorporated by reference to this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A Joint Filing Agreement, dated as of September 5, 2025, by and among the Reporting Persons.

Exhibit B Offer Letter, dated as of September 3, 2025, by and between OCM Njord Holdings S.a r.l. and Hafnia Limited.

## Signatures
- OCM NJORD HOLDINGS S.A R.L: /s/ Martin Eckel, Martin Eckel / Manager (09/05/2025)
- OAKTREE CAPITAL MANAGEMENT GP, LLC: /s/ Henry Orren, Henry Orren / Senior Vice President (09/05/2025)
- Oaktree Capital Holdings, LLC: /s/ Henry Orren, Henry Orren / Senior Vice President (09/05/2025)
- Oaktree Capital Group Holdings GP, LLC: /s/ Henry Orren, Henry Orren/ Senior Vice President (09/05/2025)